

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Kai Liekefett
Partner
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

      Re: GENWORTH FINANCIAL INC
          Preliminary Proxy Statement filed March 24, 2023
          Response Letter dated April 4, 2023
          SEC File No. 1-32195

Dear Kai Liekefett:

We have reviewed your filing and have the following comment. Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

Response letter dated April 4, 2023

Election of Directors, page 101

1.   We note the disclosure in this section of the preliminary proxy statement regarding the plurality voting standard for contested elections as it relates to Mr. Klarquist's director nomination. Please revise here and where appropriate in the proxy statement to explain the Company's determination, as outlined in your response letter dated April 4, 2023, that a plurality voting standard applies here, where Mr. Klarquist has not included an affirmative representation of compliance with the requirements of Rule 14a-19 with respect to his solicitation. Your revised disclosure should explain how the Company interprets the specific applicable bylaw provisions to reach this conclusion, as presented in your April 4, 2023 response letter. In addition, the revised proxy statement should explain that whether a nominating shareholder states that it will or will not comply with Rule 14a-19(b)(3)'s minimum solicitation requirement, an election may be contested for purposes of the Company's amended bylaws, and would thus be subject to a plurality versus a majority voting standard.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions